UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

COUPANG, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

22266T109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22266T109	SCHEDULE 13G	Page 1 of 4

1.	Names of Reporting Persons Bom Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 181,227,328 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 181,227,328 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,227,328 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.1% (2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 174,802,990 shares of the Issuer’s Class B Common Stock held of record by Mr. Kim and (ii) 6,424,338 shares of the Issuer’s Class B Common Stock subject to an option that is exercisable within 60 days of December 31, 2023.

(2)

Each share of the Issuer’s Class B Common Stock is convertible into one share of the Issuer’s Class A Common Stock upon the option of the holder and has no expiration date. Each share of the Issuer’s Class B Common Stock is entitled to 29 votes per share, whereas each share of the Issuer’s Class A Common Stock is entitled to one vote per share.

(3)	Assumes conversion of all of the Reporting Person’s shares of Class B Common Stock into shares of Class A Common Stock.

CUSIP No. 22266T109	SCHEDULE 13G	Page 2 of 4

ITEM 1.

(a)	Name of Issuer:

Coupang, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

720 Olive Way, Suite 600, Seattle, Washington, U.S.A. 98101

ITEM 2.

(a)	Name of Person Filing:

Bom Kim

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is c/o Coupang, Inc., 720 Olive Way, Suite 600, Seattle, Washington, U.S.A. 98101.

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

22266T109

ITEM 3.

Not applicable.

CUSIP No. 22266T109	SCHEDULE 13G	Page 3 of 4

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned: See Row 9 of the cover page to this Schedule 13G.

(b)	Percent of class: See Row 11 of the cover page to this Schedule 13G.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	See Row 5 of the cover page to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote:	See Row 6 of the cover page to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of:	See Row 7 of the cover page to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of:	See Row 8 of the cover page to this Schedule 13G.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS

Not applicable.

CUSIP No. 22266T109	SCHEDULE 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

BOM KIM

/s/ Bom Kim
Bom Kim